Item 1(a):    Name of Issuer

              PRIME RETAIL INC

Item 1(b):    Address of Issuer

                    100 EAST PRATT STREET
                    BALTIMORE, MD  21202

Item 2(a):    Name of Person Filing

                    BECKER CAPITAL MANAGEMENT, INC.

Item 2(b):    Address of Principal Business Office:

                    1211 SW Fifth Avenue, Suite 2185
                    Portland, Oregon  97204

Item 2(c):    Citizenship

                    State of Oregon

Item 2(d):    Title of Class of Securities

                    Common Stock

Item 2(e):    7415701015

Item 3: This statement is filed pursuant to Rule 13d-1 (b), or 13d-2 (b) and the person filing is an investment advisor registered under section 203 of the Investment Advisors Act of 1940.

Item 4:       Ownership

    4(a):     Amount Beneficially Owned:
    4(b):     Percent of Class
    4(c):     Number of Shares to Which Such Person Has:
      (i)       Sole Power to Vote or Direct the Vote
     (ii)       Shared Power to Vote or Direct the Vote
    (iii)       Sole Power to Dispose or to Direct Disposition
     (iv)       Shared Power to dispose or to direct the disposition

Item 5:       Ownership of Five Percent or Less of Class

              THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT BECKER CAPITAL MANAGEMENT HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES.

Item 6:       Ownership of More than Five Percent on Behalf of Another Person:

              Not Applicable

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
              Company:

              Not Applicable

Item 8:       Identification and Classification of Members of the Group

              Not Applicable

Item 9:       Notice of Dissolution of Group

              Not Applicable

Item 10:      Certification

              By signing below I certify that, to the best of my knowledge And belief, the securities referred to above were acquired in The ordinary course of business and were not acquired for The purpose of and do not have the effect of changing or Influencing the control of the issuer of such securities and Were not acquired in connection with or as a participant in Any transaction having such purposes or effect.

(Note): All securities reported on the schedule are owned by advisory clients of Becker Capital Management, Inc. Becker Capital Management disclaims beneficial ownership of all such securities.

After reasonable inquiry and to the best of my knowledge and belief, I Certify that the information set forth in this statement is true, complete And correct.

Date:         February 10, 1999

Signature:    Name        Janeen S. McAninch
              Title       President